EXHIBIT 99.4

"[*]" designates text that has been omitted pursuant to an application for confidential treatment under Rule 24b-2 under the Securities Exchange Act of 1934, as amended, and pursuant to Subsections 12.2(3) and (5) of Canadian National Instrument 51-102 -- Continuous Disclosure Obligations. The omitted text has been filed with the Securities and Exchange Commission in connection with the application for confidential treatment.

TECHNOLOGY TRANSFER AND TECHNICAL ASSISTANCE AGREEMENT
THIS TECHNOLOGY TRANSFER AND TECHNICAL ASSISTANCE AGREEMENT (this "Agreement") is entered into as of 1 December 2014 (the "Effective Date") by and between Aeterna Zentaris GmbH, a limited liability company organized under the laws of the Federal Republic of Germany, with its principal place of business at Weismüllerstrasse 50, 60314 Frankfurt Germany ("AEZS"), and Sinopharm A-think Pharmaceuticals Co., Ltd., a company organized under the laws of the People's Republic of China with its registered address at No. 1, Yi Xin Road, Shuangyang Economic Development Zone, Changchun, Jilin Province, China ("Sinopharm"). AEZS and Sinopharm are sometimes referred to herein individually as a "Party" and collectively as the "Parties".

RECITALS
WHEREAS, AEZS controls certain intellectual property rights with respect to certain compounds and certain products;
WHEREAS, AEZS wishes to grant to Sinopharm, and Sinopharm wishes to take, a license under such intellectual property rights to develop, manufacture and commercialize such products in the People's Republic of China ("PRC"); and
WHEREAS, Sinopharm wishes to receive certain AEZS Manufacturing Technology as defined herein) in order to manufacture the compounds and products in the PRC, and AEZS is willing to disclose to Sinopharm such technology and provide technical assistance to enable Sinopharm to manufacture the compounds and products in the PRC.
NOW, THEREFORE, in consideration of the premises and the mutual promises and conditions hereinafter set forth, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, do hereby agree as follows:

ARTICLE 1 DEFINITIONS
1.1     "Agreement" has the meaning set forth in the preamble hereto.
1.2     "AEZS" has the meaning set forth in the preamble hereto.
1.3     "AEZS Manufacturing Technology" shall mean all methods, processes, technology, information, data, results of tests, studies, and analyses, whether patentable or not, which are related to the Manufacture of a Licensed Compound or Licensed Product, in the Control of AEZS or its Affiliates as of the Effective Date, or which thereafter become Controlled by AEZS or its Affiliates, including without limitation the Licensed Know-how.

1.4    "Confidential Information" has the meaning set forth in Section 7.1.
1.5     "Disclosing Party" has the meaning set forth in Section 7.1.
1.6    "Effective Date" has the meaning set forth in the preamble hereto.
1.7    "Information and Inventions" means all technical, scientific and other know-how and information, trade secrets, knowledge, technology, means, methods, protocols, assays, structures, sequences, processes, practices, formulas, instructions, skills, techniques, procedures, experiences, ideas, technical assistance, designs, drawings, assembly procedures, computer programs, apparatuses, specifications, data, results and other material, including pre-clinical trial results and clinical study results, manufacturing procedures, test procedures, and purification and isolation techniques, (whether or not confidential, proprietary, patented or patentable) in written, electronic or any other form now known or hereafter developed, and all other discoveries, developments, inventions (whether or not confidential, proprietary, patented or patentable), and tangible embodiments of any of the foregoing.
1.8    "Materials" has the meaning set forth in Section 4.1.
1.9     "Party" and "Parties" each has the meaning set forth in the preamble hereto.
1.10    "PRC" has the meaning set forth in the Recitals hereto.
1.11    "Receiving Party" has the meaning set forth in Section 7.1.
1.12     "Recipient" has the meaning set forth in Section 2.2(c).
1.13     "Sinopharm" has the meaning set forth in preamble hereto.
1.14     "Tech Transfer" has the meaning set forth in Section 2.1.
1.15    "Tech Transfer Fee" has the meaning set forth in Section 5.1.
1.16     "Tech Transfer Term" means the period starting from the Effective Date and ending on a date which is twelve (12) months after the date on which the manufacturing of the Licensed Compounds and Licensed Products has been approved by the CFDA, as evidenced by the issuance of the relevant Drug Approval Number by the CFDA.
1.17     "Technical Assistance" has the meaning set forth in Section 3.1.
1.18    "Technical Assistance Plan" means the plan set out in Exhibit B.
1.19     "Technical Documentation" means all documents related to the AEZS Manufacturing Technology including, without limitation, technical standards, manufacturing processes, inspection procedures, quality standards and operation guidance manuals. The exact content of the Technical Documentation is listed in Exhibit A.
1.20    "Territory" means the People's Republic of China including Hong Kong and Macao.

ARTICLE 2 TRANSFER OF AEZS MANUFACTURING TECHNOLOGY
2.1    Transfer of AEZS Manufacturing Technology. Commencing no later than [*] [Exclusion of sensitive competitive information] days after the Effective Date and from time to time thereafter, AEZS shall, at its own cost and expense, disclose to Sinopharm the AEZS Manufacturing Technology to enable Sinopharm's Manufacture of the Licensed Compounds and Licensed Products in accordance with the requirements of CFDA for Development and Commercialization of the Licensed Products in the Territory ("Tech Transfer"); provided, however, that AEZS shall have the right to withhold the items not marked for advance delivery in Exhibit A until [*] [Exclusion of sensitive competitive information] days after AEZS' receipt of Sinopharm's payment of the Tech Transfer Fee; provided, further, [*] [Exclusion of sensitive competitive information].

2.2    Delivery of Technical Documentation.
(a)    Without limiting the generality of Section 2.1 above, AEZS shall deliver the Technical Documentation listed in Exhibit A within [*] [Exclusion of sensitive competitive information] days after the date of receipt by AEZS of Sinopharm's payment of the Tech Transfer Fee, subject to the second proviso set forth in Section 2.1. Furthermore, AEZS shall deliver those items in Exhibit A marked for advance delivery, within thirty (30) days after the Effective Date, notwithstanding that such delivery may be in advance of AEZS' receipt of the Tech Transfer Fee.
(b)    After the initial delivery of the Technical Documentation, AEZS shall, from time to time as additional Technical Documentation becomes available, promptly transfer such additional Technical Documentation to Sinopharm.
(b)    All Technical Documentation shall be delivered in accordance with the provisions set forth below:

(i)	The written Technical Documentation shall be delivered by an international air courier recognized by both parties, to the business office designated by Sinopharm.

(ii)	The physical Technical Documentation shall be delivered by a logistics company recognized by both parties at any airport designated by Sinopharm.

(iii)
The electronic Technical Documentation shall be sent by AEZS by physical delivery of a CD-ROM or other similar method to the receiver designated by Sinopharm (hereinafter referred to as the "Recipient"). The Recipient shall send an e-mail to AEZS for confirmation upon receipt and confirmation of the completeness and accuracy of the electronic Technical Documentation.

(iv)
The date appearing on the acknowledgement of receipt signed by the business office designated by Sinopharm, and/or the date of the receipt stamp issued by airport appointed by Sinopharm on the Airway Bill of Lading and/or the date of the e-mail to AEZS for confirmation shall be deemed as the actual delivery date of the Technical Documentation.

(v)
Within forty-eight (48) hours after each shipment of the Technical Documentation, AEZS shall inform Sinopharm by email of the courier receipt, the date and number of the Airway Bill of Lading, the sender and sending time of the e-mail, the name and quantity of the Technical Documentation, and the anticipated arrival date of the Technical Documentation.

(vi)
In the event of loss or damage to the Technical Documentation during shipment, AEZS shall make supplemental deliveries [free of charge] for the portions of the Technical Documentation lost or damaged within ten (10) days after receiving written notice from Sinopharm.

(vii)
Each shipment of the Technical Documentation shall contain a detailed list of the documentation contained therein. Such list shall include the serial numbers, document identification numbers, document titles and number of pages of the Technical Documentation.

(viii)
The Technical Documentation provided by AEZS shall be complete and accurate as listed in Exhibit A. In case any Technical Documentation is found incomplete and inaccurate by Sinopharm or AEZS, AEZS shall supplement any necessary documentation within ten (10) working days of written notice from Sinopharm, in order to maintain the completeness and accuracy of the Technical Documentation.

(ix)	All Technical Documentation and all written materials to be supplied by AEZS to Sinopharm shall be in English and in the measurement units presently used by AEZS.

ARTICLE 3 TECHNICAL ASSISTANCE
3.1    Technical Assistance.    During the Tech Transfer Term, AEZS shall provide to Sinopharm such technical assistance (the "Technical Assistance") as Sinopharm may reasonably request, to enable Sinopharm to use the AEZS Manufacturing Technology to Manufacture the Licensed Compounds and Licensed Products, including, but not limited to, the following:
(a)    assistance in the introduction of quality systems relative to the Manufacture of the Licensed Compounds and the Licensed Products, including, without limitation, quality systems for the control of raw materials for the Licensed Compounds and Licensed Products and the Manufacture thereof;
(b)    assistance in establishing analytical testing and stability testing programs;
(c)    assistance with the transfer of analytical methods for the Licensed Compounds and Licensed Products, including, without limitation, analytical methods for reference standards, materials control, analysis and verification, including preparing the method transfer protocols; and
(d)    assistance in resolving technical problems.
The Technical Assistance will be provided by qualified personnel of AEZS who are familiar with the Manufacture of the Licensed Compounds and Licensed Products, and shall be provided in accordance with a Technical Assistance Plan to be mutually agreed by the Parties, which shall be deemed to be part of this Agreement attached as Exhibit B hereto ("Technical Assistance Plan"). To the extent Sinopharm requests any additional technical assistance to be provided by a contract manufacturing organization of AEZS ("CMO"), AEZS shall introduce Sinopharm to the relevant personnel at the CMO and provide Sinopharm with reasonable assistance in its negotiation with the CMO.
3.2    Technical Assistance at Sinopharm Designated Facilities. During the Tech Transfer Term, AEZS shall provide Technical Assistance to Sinopharm at facilities to be designated by Sinopharm subject to the terms set forth in Section 3.3 below. The travel and hotel expenses incurred by AEZS personnel in connection with providing Technical Assistance at Sinopharm designated facility shall be borne by Sinopharm; provided that such expenses are reasonable and documented and do not exceed the standards set forth in AEZS employee travel policies, it being understood that first class airfare will not be reimbursed.
3.3    Technical Assistance at AEZS Facility. During the Tech Transfer Term, AEZS shall provide Sinopharm with Technical Assistance by training Sinopharm's personnel with respect to analytical methods at the facility of AEZS up to a total of [*] [Exclusion of sensitive competitive information], and thereafter at the rate of [*] [Exclusion of sensitive competitive information] per working hour, which is the charge that will reimburse AEZS for its direct costs of providing such services. For the avoidance of doubt, the [*] [Exclusion of sensitive competitive information] referenced above shall be working hours in providing face-to-face trainings, which could include working hours spent on providing trainings at Sinopharm designated facilities set forth in Section 3.2 above and [*] [Exclusion of sensitive competitive information] of the flight time in traveling to Sinopharm's designated facilities, but shall not include time spent in responding to emails, making phone calls, sending faxes or attending teleconferences. All travel, hotel, insurance and other expenses of Sinopharm's personnel in connection with receiving Technical Assistance at AEZS facility shall be borne by Sinopharm.

3.4    Other Technical Assistance. In addition to the Technical Assistance contemplated in Sections 3.2 and 3.3 above, AEZS shall, through its qualified personnel, provide consultation to Sinopharm in connection with the Tech Transfer by phone or through emails, free of charge.
3.5    Qualified Personnel. AEZS shall provide personnel capable of speaking and reading the English language to provide technical assistance to Sinopharm as contemplated in this Article 3.
3.6    Tech Transfer Team. The Parties shall establish a joint Tech Transfer team to facilitate the Tech Transfer. The Tech Transfer team shall be comprised of representatives of each Party with the necessary qualifications and experience.

ARTICLE 4 MATERIAL TRANSFER
4.1    Materials Transfer. In order to enable Sinopharm to Develop the Licensed Compounds and Licensed Products, AEZS shall supply to Sinopharm research and development quantities of Licensed Compounds and Licensed Products and reference materials ("Materials") as specified in Exhibit C [*] [Exclusion of sensitive competitive information]. Sinopharm shall use the Materials supplied by AEZS for the purposes of Development and Manufacture of the Licensed Compounds and Licensed Products. The supply of Materials for the purpose of Clinical Studies shall be separately governed by a clinical trials supply agreement to be agreed between the Parties
4.2    WARRANTIES FOR MATERIALS. THE MATERIALS SHALL BE MANUFACTURED, PACKAGED AND DELIVERED IN ACCORDANCE WITH APPLICABLE LAWS AND APPLICABLE SPECIFICATIONS, EXCEPT AS EXPRESSLY SET FORTH HEREIN. THE MATERIALS ARE PROVIDED "AS IS" AND WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, INCLUDING WITHOUT LIMITATION ANY IMPLIED WARRANTY OF MERCHANTABILITY OR OF FITNESS FOR ANY PARTICULAR PURPOSE.

ARTICLE 5 FEES AND PAYMENTS
5.1    Tech Transfer Fee. In consideration for payment by Sinopharm to AEZS of a tech transfer fee in the amount of one million US Dollars (US$1,000,000) ("Tech Transfer Fee"), AEZS shall (a) disclose the AEZS Manufacturing Technology pursuant to Article 2, (b) provide the Technical Assistance pursuant to Article 3, and (c) transfer the Materials in accordance with Article 4, commencing no later than five (5) days after the date of receipt by AEZS of the Tech Transfer Fee [*] [Exclusion of sensitive competitive information], subject to advance disclosure of items marked for advance delivery in Exhibit A pursuant to Article 2. AEZS shall provide to Sinopharm a pro forma invoice for the Tech Transfer Fee on the Effective Date, which shall be duly signed by the authorized representative of AEZS who executed this Agreement, or his or her duly authorized delegate. Sinopharm shall pay the Tech Transfer Fee no later than [*] [Exclusion of sensitive competitive information].
5.2    Taxes. Unless otherwise required by Applicable Law, each Party shall be responsible for paying and reporting all of its own taxes, including without limitation income taxes, capital taxes, franchise taxes, taxes in connection with the Party conducting business in any jurisdiction and any and all taxes levied on account of, or measured in whole or in part by reference to, any payment received by AEZS pursuant to this Agreement, subject to the remainder of this Section 5.2. Any and all payments by Sinopharm under this Agreement shall be made free and clear of and without deduction or withholding for any taxes, except as required by Applicable Law. If Sinopharm shall be required by Applicable Law to deduct or withhold any taxes from or in respect of any sum payable under this Agreement to AEZS, then Sinopharm shall (i) make such deduction or withholding, (ii) timely pay the full amount of taxes deducted or withheld to the relevant taxing authorities in accordance with Applicable Law, (iii) pay to AEZS the balance when due, (iv) send to AEZS proof of such payment within thirty (30) days following such payment and (v) pay additional amounts to AEZS so that after making all required deductions and withholdings (including deductions and withholdings applicable to additional amounts payable under this Section 5.2), AEZS receives the net after-tax amount it would have retained had no such deductions or withholdings for taxes been made. If AEZS determines, in its reasonable discretion in good faith, that it has received a refund or credit against an amount of taxes paid by Sinopharm pursuant to this Section 5.2 and, in AEZS's reasonable opinion, such refund or credit is both reasonably identifiable and reasonably quantifiable by it without involving it in a substantial administrative burden, it shall promptly pay an amount equal to such refund or credit including any interest paid by the relevant taxing authority with respect to such refund or credit (but only to the extent of additional amounts paid under this Section 5.2 with respect to the taxes giving rise to such refund or credit and net of any taxes payable by AEZS on such interest) to Sinopharm, net of all reasonable out of pocket expenses of AEZS incurred in obtaining such refund or credit, provided, however, that Sinopharm agrees to promptly return such amount (plus any penalties, interest or other charges imposed by the relevant taxing authority) to AEZS if it receives notice from AEZS that AEZS is required to repay such amount to such taxing authority under Applicable Law. The Parties agree that the amount of any portion of a tax credit resulting from withholding taxes shall be paid from AEZS to Sinopharm upon receipt by AEZS of an assessment from the relevant tax authority reflecting the application of such portion of such credit against AEZS' tax liability for such year.
5.3    Exchange Rate; Manner and Place of Payment. All payments hereunder shall be payable in U.S. Dollars. All payments owed under this Agreement shall be made by wire transfer in immediately available funds to a bank and account designated in writing by AEZS.

ARTICLE 6 REPRESENTATIONS AND WARRANTEIS
6.1    AEZS Representations and Warranties. AEZS represents and warrants to Sinopharm that:
(a)    To the best of its knowledge and belief, AEZS is the sole and exclusive owner of the AEZS Manufacturing Technology, all of which is free and clear of any liens, charges and encumbrances, and has the right to disclose to Sinopharm AEZS Manufacturing Technology hereunder;
(b)    To the best of its knowledge and belief, the AEZS Manufacturing Technology disclosed or to be disclosed to Sinopharm under this Agreement is sufficient for the Manufacture of the Licensed Compounds and the Licensed Products;
(c)    To the best of its knowledge and belief, there are no current oppositions or interferences in relation to any patents relating to the AEZS Manufacturing Technology;
(d)    AEZS has not received written notice from a Third Party claiming that the practice of the AEZS Manufacturing Technology infringes the intellectual property rights of any Third Party;
(e)    The AEZS Manufacturing Technology includes all Information and Inventions owned or Controlled by AEZS that are necessary or useful for the Development and Manufacture of the Licensed Compounds and Licensed Products.
6.2    Disclaimer. EXCEPT AS EXPRESSLY SET FORTH HEREIN, EACH PARTY EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES OF ANY KIND, EXPRESS OR IMPLIED.
6.3    Limitation of Liability. NEITHER PARTY SHALL BE ENTITLED TO RECOVER FROM THE OTHER PARTY ANY SPECIAL, INCIDENTAL, CONSEQUENTIAL OR PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT ; PROVIDED, HOWEVER, THAT THIS SECTION 6.3 SHALL NOT BE CONSTRUED TO LIMIT EITHER PARTY'S INDEMNIFICATION OBLIGATIONS.

ARTICLE 7 CONFIDENTIALITY; PUBLICATION
7.1    Confidentiality Obligations. At all times during the Term and for a period of ten (10) years following termination or expiration of this Agreement, each Party shall, and shall cause its Affiliates, in the case of Sinopharm as the Receiving Party, its Sublicensees, and its and their respective officers, directors, employees and agents to, keep completely confidential and not publish or otherwise disclose and not use, directly or indirectly, for any purpose, any Confidential Information furnished or otherwise made known to it, directly or indirectly, by the other Party, except to the extent such disclosure or use is expressly permitted by the terms of this Agreement or such use is reasonably necessary for the performance of its obligations or the exercise of its rights under this Agreement. "Confidential Information" means any information provided by one Party (the "Disclosing Party") to the other Party (the "Receiving Party") under or in connection with this Agreement, including the terms of this Agreement or the scientific, regulatory or business affairs or other activities of either Party. Notwithstanding the foregoing, Confidential Information shall not include any information that:
(a)    is or hereafter becomes part of the public domain by public use, publication, general knowledge or the like through no wrongful act, fault or negligence on the part of the Receiving Party;
(b)    can be demonstrated by documentation or other competent proof to have been in the Receiving Party's possession prior to disclosure by the Disclosing Party without any obligation of confidentiality with respect to such information;
(c)    is subsequently received by the Receiving Party from a Third Party who is not bound by any obligation of confidentiality with respect to such information; or
(d)    can be demonstrated by documentation or other competent evidence to have been independently developed by or for the Receiving Party without reference to the Disclosing Party's Confidential Information.
Specific aspects or details of Confidential Information shall not be deemed to be within the public domain or in the possession of the Receiving Party merely because the Confidential Information is embraced by more general information in the public domain or in the possession of the Receiving Party. Further, any combination of Confidential Information shall not be considered in the public domain or in the possession of the Receiving Party merely because individual elements of such Confidential Information are in the public domain or in the possession of the Receiving Party unless the combination and its principles are in the public domain or in the possession of the Receiving Party.
7.2    Permitted Disclosures. Each Receiving Party may disclose Confidential Information disclosed to it by the Disclosing Party to the extent that such disclosure by the Receiving Party is:
(a)    made in response to a valid order of a court of competent jurisdiction or other supra-national, federal, national, regional, state, provincial or local governmental or regulatory body of competent jurisdiction or, if in the reasonable opinion of the Receiving Party's legal counsel, such disclosure is otherwise required by Applicable Law; provided that the Receiving Party shall first have given notice, to the extent legally permitted, to the Disclosing Party and given the Disclosing Party a reasonable opportunity to quash such order and to obtain a protective order requiring that the Confidential Information and documents that are the subject of such order to be held in confidence by such court or agency or, if disclosed, to be used only for the purposes for which the order was issued; and provided further that if a disclosure order is not quashed or a protective order is not obtained, the Confidential Information disclosed in response to such court or governmental order shall be limited to the information that is legally required to be disclosed in response to such court or governmental order;
(b)    made by the Receiving Party to a Regulatory Authority as required in connection with any filing, application or request for Regulatory Approval; provided that reasonable measures shall be taken to obtain confidential treatment of such information;
(c)    with respect to this Agreement, made by the parent company of AEZS by filing this Agreement with the Canadian securities regulatory authorities and/or the U.S. Securities and Exchange Commission on a non-confidential basis for the purposes of complying with its disclosure obligations under applicable securities laws and regulations; or
(d)    made by the Receiving Party as necessary to file or prosecute Patent applications, as applicable, prosecute or defend litigation or otherwise establish rights or enforce obligations under this Agreement; provided that reasonable measures shall be taken to obtain confidential treatment of such information; or

(e)    made by the Receiving Party to actual or prospective acquirers, merger candidates, investors, sublicensees, consultants, agents, subcontractors (and to its and their respective Affiliates, representatives and financing sources); provided that each such Third Party to whom information is disclosed shall (i) be subject to reasonable obligations of confidentiality, (ii) be informed of the confidential nature of the Confidential Information so disclosed, and (iii) agree to hold such Confidential Information subject to the terms thereof.
7.3    Press Releases. As soon as practicable on or shortly following the Effective Date, the Parties shall issue the joint press release in an agreed form. Neither Party shall issue any other press release or other similar public communication relating to this Agreement, its subject matter or the transactions covered by it, or the activities of the Parties under or in connection with this Agreement, without the prior written approval of the other Party, except (a) for communications required by Applicable Law as reasonably advised by the issuing Party's counsel (provided that the other Party is given a reasonable opportunity to review and comment on any such press release or public communication in advance thereof to the extent legally permitted and the issuing Party shall act in good faith to incorporate any comments provided by the other Party on such press release or public communication), (b) for information that has been previously disclosed publicly or (c) as otherwise set forth in this Agreement.
7.4    Publications. Sinopharm and AEZS each acknowledge the other Party's interest in publishing the results of its research in order to obtain recognition within the scientific community and to advance the state of scientific knowledge. Each Party also recognizes the mutual interest in obtaining valid patent protection and in protecting business interests and trade secret information. Consequently, except for disclosures permitted pursuant to Section 7.2, either Party, its employees or consultants wishing to make a publication shall deliver to the other Party a copy of the proposed written publication or an outline of an oral disclosure in English at least six (6) weeks prior to submission for publication or presentation. The reviewing Party shall have the right (a) to propose modifications to the publication or presentation for patent reasons, trade secret reasons or business reasons or (b) to request a reasonable delay in publication or presentation in order to protect patentable information. If the reviewing Party requests a delay, the publishing Party shall delay submission or presentation for a period of sixty (60) days to enable patent applications protecting each Party's rights in such information to be filed. Upon expiration of such sixty (60) days, the publishing Party shall be free to proceed with the publication or presentation. If the reviewing Party requests modifications to the publication or presentation, the publishing Party shall edit such publication to prevent disclosure of trade secret or proprietary business information prior to submission of the publication or presentation.
7.5    Return or Destruction of Confidential Information. Within 90 days after the termination of this Agreement, or upon the written request of the Disclosing Party, the Receiving Party shall, at the Disclosing Party's discretion, promptly destroy or return to the Disclosing Party all documentary, electronic or other tangible embodiments of the Disclosing Party's Confidential Information to which the Receiving Party does not retain rights hereunder and any and all copies thereof, and destroy those portions of any documents that incorporate or are derived from the Disclosing Party's Confidential Information to which the Receiving Party does not retain rights hereunder, and provide a written certification of such destruction, except that the Receiving Party may retain one copy thereof, to the extent that the Receiving Party requires such Confidential Information for the purpose of performing any obligations or exercising any rights under this Agreement that may survive such expiration or termination, or for archival purposes. Notwithstanding the foregoing, the Receiving Party also shall be permitted to retain such additional copies of any computer records or files containing the Disclosing Party's Confidential Information that have been created solely by the Receiving Party's automatic archiving and back-up procedures, to the extent created and retained in a manner consistent with the Receiving Party's standard archiving and back-up procedures, but not for any other use or purpose.

ARTICLE 8 TERM AND TERMINATION
8.1    Term. The term of this Agreement shall commence on the Effective Date and, unless this Agreement is earlier terminated pursuant to this Article 8, continue until the expiration of the Tech Transfer Term.
8.2    Termination for Breach. Upon a material breach of any term of this Agreement by either Party, the other Party may give written notice of such breach to the breaching Party requesting cure of such breach within ninety (90) days of the date of the notice. Should the breaching Party fail to cure such breach within such ninety (90) day cure period, the other Party may immediately terminate this Agreement by written notice; provided, however, in the event of a good faith dispute with respect to the existence of such material breach, the ninety (90) day cure period shall be tolled until such time as the dispute is resolved pursuant to Section 9.8.
8.3    Termination for Bankruptcy. This Agreement may be terminated, to the extent permitted by applicable law, by either Party upon the filing or institution of bankruptcy, reorganization, liquidation or receivership proceedings, or upon an assignment of a substantial portion of the assets for the benefit of creditors by the other Party; provided, however, that in the case of any involuntary bankruptcy proceeding such right to terminate shall only become effective if the Party subject to such proceeding consents to the involuntary bankruptcy or such proceeding is not dismissed within ninety (90) days after the filing thereof upon written notice in case the other Party.
8.4    Survival Clauses. Even after this Agreement is terminated or has expired, the following provisions shall survive the expiration or termination of this Agreement: Articles 1, 7, 8, and 9 until the third (3rd) anniversary of the termination or expiration of this Agreement or such later date as such surviving provision may expressly prescribe.

ARTICLE 9 GENERAL PROVISIONS
9.1    Headings. The headings and captions used in this Agreement to the several Articles, Sections and subsections hereof are for the convenience of the Parties only and are not to be construed to define, limit or affect the construction or interpretation hereof.
9.2    Severability. In the event that one or more provision of this Agreement is held invalid, illegal or unenforceable in any respect, then such provision shall not render any other provision of this Agreement invalid or unenforceable, and all other provisions shall remain in full force and effect and shall be enforceable, unless the provisions which have been found to be invalid or unenforceable shall substantially affect the remaining rights or obligations granted or undertaken by either Party. The Parties agree to attempt to substitute for any invalid or unenforceable provision which achieves to the greatest extent possible the economic objectives of the invalid or unenforceable provision.
9.3    Amendment. This Agreement may not be changed, modified, amended or supplemented except by a written agreement signed by both Parties.
9.4    Assignment. Except as provided in this Section 9.4, this Agreement and the rights and obligations established hereunder may not be assigned or otherwise transferred by either Party without the prior written consent of the other Party, such consent not to be unreasonably withheld or delayed. Any attempted assignment not in accordance with this Section 9.4 shall be void. Any permitted assignee shall assume all assigned obligations of its assignor under this Agreement. Notwithstanding the foregoing, AEZS may, with thirty (30) days' prior written notice to Sinopharm, assign its rights pursuant to this Agreement and delegate its obligations pursuant to this Agreement to its parent corporation without the consent of Sinopharm.
9.5    Independent Party. It is expressly agreed that AEZS and Sinopharm shall be independent contractors and that the relationship between the two Parties shall not constitute a partnership, joint venture or agency. Neither AEZS nor Sinopharm shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other Party, without the prior written consent of the other.
9.6    Waiver. The failure of any Party to enforce at any time any provision of this Agreement, or any right with respect thereto, or to exercise any election herein provided, shall in no way be considered to be a waiver of such provision, right or election, or in any way affect the validity of this Agreement. The exercise by any Party of any right or election under the terms or covenants herein shall not preclude or prejudice any Party from exercising the same or any other right it may have under this Agreement, irrespective of any previous action or proceeding taken by the Parties hereunder.
9.7    Force Majeure. Neither Party shall be liable to the other Party nor be deemed to have defaulted under or breached this Agreement for non-performance or delay in performance to the extent caused by or resulting from causes beyond the reasonable control of such Party, potentially including, without limitation, wars

(whether declared or not), hostilities, acts of terrorism, revolutions, riots, civil disturbances, national emergencies, strikes, lockouts, unavailability of supplies, shortage of raw material or energy, computer viruses, epidemics, fires, floods, earthquakes, other forces of nature, explosions, embargoes, or any other Acts of God, or any laws, proclamations, regulations, ordinances, or other acts omissions or delays in acting by any court, government or governmental agency or government authority or the other Party. Any occurrence of Force Majeure shall be reported by the affected Party to the other Party as soon as reasonably practicable, and the affected party shall promptly undertake all reasonable efforts necessary to cure such force majeure circumstances.
9.8    Dispute Resolution and Arbitration. The Parties shall negotiate in good faith and use reasonable efforts to settle any dispute, controversy or claim arising from or related to this Agreement or the breach thereof. In the event that any such dispute after such good faith negotiation cannot be resolved by their respective staff, said dispute shall be referred promptly to the President of Sinopharm, and the Chief Executive Officer of the parent company of AEZS, who shall make a good faith effort to resolve the matter within ninety (90) days from the date of any such referral. If the matter has not been fully resolved utilizing the process set forth above, and a Party wishes to pursue the matter, each such dispute shall be finally resolved through binding arbitration in Hong Kong administered by the Hong Kong International Arbitration Centre under the Hong Kong International Arbitration Centre Administered Arbitration rules in force when the Notice of Arbitration is submitted. The tribunal shall consist of three (3) arbitrators, with each Party appointing one arbitrator and the third arbitrator to be selected by mutual agreement of the two arbitrators appointed by the Parties and, if no agreement is reached within thirty (30) days, the third arbitrator shall be appointed by the Arbitrator Appointment Committee of the Hong Kong International Arbitration Centre. The language of the arbitration shall be English. The arbitrators shall have no authority to award punitive or any other type of damages not measured by a Party's compensatory damages. Each Party shall bear its own costs and expenses and attorneys' fees and an equal share of the arbitrators' fees and any administrative fees of arbitration.
Except to the extent necessary to confirm an award or as may be required by law, neither a Party nor an arbitrator may disclose the existence, content, or results of an arbitration without the prior written consent of both Parties. In no event shall an arbitration be initiated after the date when commencement of a legal or equitable proceeding based on the dispute, controversy or claim would be barred by the Hong Kong Limitations Ordinance (Cap. 397).
The Parties agree that, in the event of a dispute over the nature or quality of performance under this Agreement, neither Party may terminate this Agreement until final resolution of the dispute through arbitration or other judicial determination. Nothing in this Section 9.8 will preclude either Party from seeking interim or provisional relief from a court of competent jurisdiction, including a temporary restraining order, preliminary injunction or other interim equitable relief, concerning a dispute either prior to or during any arbitration if necessary to protect the interests of such Party or to preserve the status quo pending the arbitration proceeding.
9.9    Governing Law. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong without referring to stipulations concerning conflicts of law and excluding the United Nations Convention on contracts for the International Sale of Goods (CISG).
9.10    Language. Unless otherwise mutually agreed between the Parties, the language of this Agreement and of any communication between the Parties shall be in English.
9.11    Cumulative Remedies. No remedy referred to in this Agreement is intended to be exclusive, but each shall be cumulative and in addition to any other remedy referred to in this Agreement or otherwise available under law.
9.12    Waiver of Rule of Construction. Each Party has had the opportunity to consult with counsel in connection with the review, drafting and negotiation of this Agreement. Accordingly, the rule of construction that any ambiguity in this Agreement shall be construed against the drafting Party shall not apply.
9.13    Business Day Requirements. In the event that any notice or other action or omission is required to be taken by a Party under this Agreement on a day that is not a business day then such notice or other action or omission shall be deemed to be required to be taken on the next occurring business day.

9.14    Notices. Any notice, request, demand, waiver, consent, approval or other communication permitted or required under this Agreement shall be in writing, shall refer specifically to this Agreement and shall be deemed given only if delivered by hand or sent by facsimile transmission (with transmission confirmed) or by internationally recognized overnight delivery service that maintains records of delivery, addressed to the Parties at their respective addresses specified below or to such other address as the Party to whom notice is to be given may have provided to the other Party in accordance with this Section 9.14. Such notice shall be deemed to have been given as of the date delivered by hand or transmitted by facsimile (with transmission confirmed) or on the third Business Day (at the place of delivery) after deposit with an internationally recognized overnight delivery service. Any notice delivered by facsimile shall be confirmed by a hard copy delivered as soon as practicable thereafter. This Section 9.14 is not intended to govern the day-to-day business communications necessary between the Parties in performing their obligations under the terms of this Agreement.
If to Sinopharm, to:
Sinopharm A-think Pharmaceuticals Co., Ltd.
Address: No. 1, Yi Xin Road, Shuangyang Economic Development Zone,
Changchun, Jilin Province, China
Attention: Mr. Zhang Yuchun
Facsimile: +86 431 85101167 or +86 0155 26634308
with a copy to (which shall not constitute notice):
Cooley LLP
IFC - Tower 2, Level 35, Unit 3510
8 Century Avenue
Pudong New Area
Shanghai, 200120, China
Attention: Christina Zhang
Facsimile: +8621 60300700
If to AEZS, to:
Aeterna Zentaris GmbH
Weismüllerstrasse 50
60314 Frankfurt
Germany
Attention: Eckhard Guenther, VP Business Development
Facsimile: + 49 69 426 02 3296
With a copy to:
Aeterna Zentaris, Inc.
315 Sigma Drive, Suite 302D
Summerville, South Carolina 29483
U.S.A.
Attention: Philip A. Theodore, General Counsel
9.15    No Benefit to Third Parties. The representations, warranties, covenants and agreements set forth in this Agreement are for the sole benefit of the Parties and their successors and permitted assigns, and they shall not be construed as conferring any rights on any other Persons.
9.16    Further Assurance. Each Party shall duly execute and deliver, or cause to be duly executed and delivered, such further instruments and do and cause to be done such further acts and things, including the filing of such assignments, agreements, documents and instruments, as may be necessary or as the other Party may reasonably request in connection with this Agreement or to carry out more effectively the provisions and purposes hereof, or to better assure and confirm unto such other Party its rights and remedies under this Agreement.

9.17    Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. This Agreement may be executed by facsimile, PDF or other electronic signatures and such signatures shall be deemed to bind each Party as if they were original signatures.
9.18    References. Unless otherwise specified, (a) references in this Agreement to any Article, Section or Exhibit means references to such Article, Section or Exhibit of this Agreement, (b) references in any section to any clause are references to such clause of such section and (c) references to any agreement, instrument or other document in this Agreement refer to such agreement, instrument or other document as originally executed or, if subsequently varied, replaced or supplemented from time to time, as so varied, replaced or supplemented and in effect at the relevant time of reference thereto.
9.19    Construction. Except where the context otherwise requires, wherever used, the singular shall include the plural, the plural the singular, the use of any gender shall be applicable to all genders and the word "or" is used in the inclusive sense (and/or). The term "including" as used herein means including, without limiting the generality of any description preceding such term. The language of this Agreement shall be deemed to be the language mutually chosen by the Parties and no rule of strict construction shall be applied against either Party.
9.20    Agreement Recordals. Sinopharm shall bear all responsibility for meeting any approval or recordal obligations in respect of this Agreement with any Regulatory Authorities under Applicable Law, including in particular with the Ministry of Commerce and/or State Administration of Foreign Exchange of the People's Republic of China.

THIS AGREEMENT IS EXECUTED by the authorized representatives of the Parties as of the date first written above.

	Aeterna Zentaris GmbH		Sinopharm A-think Pharmaceutical Co., Ltd.

By:	/s/ Richard Sachse	By:	/s/ ZhiDan Jia
Name:	Dr. Richard Sachse	Name:	Dr. ZhiDan Jia
Title:	Managing Director	Title:	General Manager

Exhibit A Technical Documentation
Documents/files marked with # are not for advance delivery. Documents/files not marked with # are for advance delivery.
1.    CTD Documentation

Table of Contents: Overviews, Summaries, Expert reports, Other Documents
Ref. No.	Title
Quality
Toxicology and Pharmacology
Clinical
Other Summaries
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
Table of Contents: Quality Documentation
Ref. No.	Title
3.2.P	Drug Product 50 mg
3.2.P.1	Description and Composition of the Drug Product
3.2.P.2	Pharmaceutical Development
3.2.P.3	Manufacture
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
3	[*] [Exclusion of confidential technical information]	#
3.2.P.4	Control of Excipients
3.2.P.5	Control of Drug Product
3.2.P.5.1	Specifications
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
3.2.P.5.2	Analytical Procedures
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
3.2.P.5.3	Validation of analytical procedures
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3.2.P.6	Reference Standards and Materials

3.2.P.7	Container Closure System
3.2.P.8	Stability
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
Table of Contents: Quality Documentation
Ref. No.	Title
3.2.P	Drug Product 100 mg
3.2.P.1	Description and Composition of the Drug Product
3.2.P.2	Pharmaceutical Development
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3.2.P.3	Manufacture
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
3.2.P.4	Control of Excipients
3.2.P.5	Control of Drug Product
3.2.P.5.1	Specifications
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
3.2.P.5.2	Analytical Procedures
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
3.2.P.5.3	Validation of analytical procedures
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
5	[*] [Exclusion of confidential technical information]
5	[*] [Exclusion of confidential technical information]
3.2.P.6	Reference Standards and Materials
3.2.P.7	Container Closure System
3.2.P.8	Stability
3.2.P.8.1.	Stability Summary and Conclusion
1	[*] [Exclusion of confidential technical information]

1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3.2.P.8.3	Stability Data
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
Table of Contents: Quality Documentation
Ref. No.	Title
3.2	Body of Data
3.2.S	Drug Substance
3.2.S.1	General Information
3.2.S.2	Manufacture
3.2.S.3	Characterisation
3.2.S.4	Control of Drug Substance
3.2.S.4.1	Specification
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
3.2.S.4.2	Analytical Procedures
1	[*] [Exclusion of confidential technical information]	#
1	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
2	[*] [Exclusion of confidential technical information]	#
3	[*] [Exclusion of confidential technical information]	#
3.2.S.4.3	Validation of analytical Procedures
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]

1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
5	[*] [Exclusion of confidential technical information]
6	[*] [Exclusion of confidential technical information]
7	[*] [Exclusion of confidential technical information]
8	[*] [Exclusion of confidential technical information]
9	[*] [Exclusion of confidential technical information]
10	[*] [Exclusion of confidential technical information]
10	[*] [Exclusion of confidential technical information]
3.2.S.5	Reference Standards or Materials
3.2.S.6	Container Closure System
3.2.S.7	Stability
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
5	[*] [Exclusion of confidential technical information]
5	[*] [Exclusion of confidential technical information]
Table of Contents: Non Clinical Documentation
Ref. No.	Title
4.2.1	Pharmacology
4.2.1.1	Primary pharmacodynamics
4.2.1.2	Secondary pharmacodynamics
1	Reference 1-20
2	[*] [Exclusion of confidential technical information]
4.2.1.3	Safety pharmacology
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4.2.1.4	Pharmacodynamic drug interactions

4.2.2	Pharmacokinetics

4.2.2.1	Analytical methods and validation reports
1	[*] [Exclusion of confidential technical information]
4.2.2.2	Absorption

4.2.2.3	Distribution

4.2.2.4	Metabolism
1	[*] [Exclusion of confidential technical information]
1a	[*] [Exclusion of confidential technical information]
4.2.2.5	Excretion

4.2.2.6	Pharmacokinetic drug interactions (non clinical)

4.2.2.7	Other pharmacokinetic studies

4.2.3	Toxicology
4.2.3.1	Single-dose toxicity
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
4.2.3.2	Repeat-dose toxicity
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
3	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]
4	[*] [Exclusion of confidential technical information]

4.2.3.3	Genotoxicity

4.2.3.5	Reproductive and developmental toxicity

4.2.3.6	Local tolerance
1	[*] [Exclusion of confidential technical information]
4.2.3.7	Other toxicity studies

4.3	Literature References

1
Arencibia JM, Schally AV, Krupa M, Bajo AM, Nagy A, Szepeshazi K, Plonowski A
Targeting of doxorubicin to ES-2 human ovarian cancers in nude mice by linking to an analog of luteinizing hormone-releasing hormone improves its effectiveness
Int. J. Oncology 2001; 19:571-7

2	Bahk JY, et al. Gonadotropin-releasing hormone (GnRH) and GnRH receptor in bladder cancer epithelia and GnRH effect on bladder cancer cell proliferation. Urol Int 2008;80(4):431-8
3
Bajo AM, Schally AV, Halmos G, Nagy A
Targeted doxorubicin-containing luteinizing hormone-releasing hormone analogue AN-152 inhibits the growth of doxorubicin-resistant MX-1 human breast cancers. Clin Cancer Res 2003; 9:3742-8

4
Buchholz S, Seitz S, Schally AV, et al. Triple-negative breast cancers express receptors for luteinizing hormone-releasing hormone (LHRH) and respond to LHRH antagonist cetrorelix with growth inhibition. Int J Oncol 2009;35:789-96.

5	Foest C, et al. Targeted chemotherapy for triple-negative breast cancers via LHRH receptor. Oncol Rep 2011;25(5):1481-7.
6
Gründker C, Völker P, Griesinger F, Ramaswamy A, Nagy A, Schally AV, Emons G. Antitumor effects of cytotoxic LHRH analog AN-152 on human endometrial and ovarian cancers xenografted into nude mice
Am J Obstet Gynecol 2002; 187(3):528-37

7	Halmos G, Nagy A, Lamharzi N, Schally AV Cytotoxic analogs of luteinizing hormone-releasing hormone bind with high affinity to human breast cancers Cancer letters 1999; 136:129-36
8
Jaszberenyi M, Schally AV, Block NL, Nadji M, Vidaurre I, Szalontay L, Rick FG. Inhibition of U-87 MG glioblastoma by AN-152 (AEZS-108), a targeted cytotoxic analog of luteinizing hormone-releasing hormone. Oncotarget. 2013;4:422-32.

9	Krebs LJ, Wang X, Nagy A, Schally AV, Prasad PN, Liebow C Bombesin and epidermal growth factor potentiate the effect of a cyclotoxic LH-RH analog in vitro Int J Oncol 2002; 21:1325-9
10
Krebs LJ, Wang X, Nagy A, Schally AV, Prasad PN, Liebow C
A conjugate of doxorubicin and an analog of Luteinizing Hormone-Releasing Hormone shows increased efficacy against oral and laryngeal cancers
Oral Oncol 2002; 38:657-63

11
Krebs LJ, Wang X, Pudavar HE, Bergey EJ, Schally AV, Nagy A, Prasad PN, Liebow C
Regulation of targeted chemotherapy with cytotoxic lutenizing hormone-releasing hormone analogue by epidermal growth factor
Cancer Res 2000; 60:4194-9

12
Letsch M, Schally AV, Szepeshazi K, Halmos G, Nagy A
Preclinical evaluation of targeted cytotoxic luteinizing hormone-releasing hormone analogue AN-152 in androgen-sensitive and insensitive prostate cancers
Clin Cancer Res 2003; 9:4505-13.

13
Miyazaki M, Nagy A, Schally AV, Lamharzi N, Halmos G, Szepeshazi K, Groot K, Armatis P
Growth inhibition of human ovarian cancers by cytotoxic analogues of luteinizing hormone-releasing hormone
J Natl Cancer Inst 1997;89:1803-9

14
Nagy A, Schally AV, Armatis F, Szepeshazi K, Halmos G, Kovacs M, Zarandi M, Groot K, Miyazaki M, Jungwirth A, Horvath J
Cytotoxic analogs of luteinizing hormone-releasing hormone containing doxirubicin or 2-pyrrolinodoxirubicin, a derivative 500 -1000 times more potent
Proc. Natl. Acad. Sci USA 1996; 93:7269-73

15
Reutter M, Emons G, Gründker C. Starving tumors: inhibition of glycolysis reduces viability of human endometrial and ovarian cancer cells and enhances antitumor efficacy of GnRH receptor-targeted therapies. Int J Gynecol Cancer 2013;23:34-40.

16
Szepeshazi K, Schally AV, Nagy A, Halmos G, Groot K
Targeted cytotoxic luteinizing hormone releasing hormone (LH-RH analogs inhibit growth of estrogen independent MXT mouse mammary cancers in vivo by decreasing cell proliferation and inducing apoptosis
Anti-cancer drugs 1997;8:974-87

17	Szepeshazi K, Schally AV, Nagy A Effective treatment of advanced estrogen-independent MXT mouse mammary cancers with targeted cytotoxic LH-RH analogs Breast Cancer Res Treat 1999 ;56:267-76
18
Wang X, Pudavar HE, Kapor R, Krebs LJ, Bergey EJ, Liebow C, Prasad PN, Nagy A, Schally AV
Studies on the mechanism of action of a targeted chemotherapeutic drug in living cancer cells by two photon laser scanning microspectrofluorometry
J. Biomedical Optics 2001; 6:319-25

19
Wang X, Krebs L, Al-Nuri M, Pudavar HE, Ghosal S, Liebow C, Nagy A, Schally AV, Prasad PN
A chemically labeled cytotoxic agent: Two-photon fluorophore for optical tracking of cellular pathway in chemotherapy
Proc. Natl. Acad. Sci USA 1999; 96:11081-4

20
Westphalen S, Kotulla G, Kaiser F, Krauss W, Werning G, Elsässer HP, Nagy A, Schulz KD, Gründker C, Schally AV, Emons G
Receptor mediated antiproliferative effects of the cytotoxic LHRH agonist AN-152 in human ovarian and endometrial cancer cell lines
Int. J. Oncology 2000; 17:1063-9

Table of Contents: Clinical Documentation
Ref. No.	Title
5.2	Tabular listings of all clinical studies
5.3	Clinical study reports
5.3.1	Reports of biopharmaceutic studies
5.3.1.4	Reports of Bioanalytical and Analytical Methods
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
5.3.2	Reports of studies pertinent to pharmacokinetics using human biomaterials

5.3.3	Reports of human pharmacokinetic (PK) studies
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
5.3.4	Reports of human pharmacodynamic (PD) studies
5.3.5	Reports of efficacy and safety studies
1	[*] [Exclusion of confidential technical information]
1	[*] [Exclusion of confidential technical information]
2	[*] [Exclusion of confidential technical information]

5.4	Literature References

1
Emos G. et al, Efficacy and safety of AEZS-108 (LHRH agonist linked to doxorubicin) in women with advanced or recurrent endometrial cancer expressing LHRH receptors, International Journal of Gynecological Cancer 2014 Feb, 24 (2): 260-5

2
Emos G. et al., Efficacy and safety of AEZS-108 (INN: Doxorubicin Acetate) an LHRH agonist linked to doxorubicin in women with platinum refractory or resistant ovarian cancer expressing LHRH receptors: A multicenter Phase II trial of the ago-study group (AGO GYN 5), Gynecol Oncol 2014 Jun, 133 (3): 427-32

3
Emons G, Tomov S, Harter P, Sehouli J, Wimberger P, Staehle A, Hanker LC, Hilpert F, Dall P, Gruendker C, AGO Study Group. Phase II study of AEZS-108 (AN-152), a targeted cytotoxic LHRH analog, in patients with LHRH receptor-positive platinum resistant ovarian cancer. J Clin Oncol 2010 ASCO Annual Meeting Proceedings;28(15s):abstract 5035.

4
Emons G, Sehouli J, Gorchev G, Hristamian A, Staehle A, Hanker LC, Wimberger P, Beckmann MW, Taskova V, Gruendker C. Phase II study of AEZS-108 (AN-152), a targeted cytotoxic LHRH analog, in patients with LHRH receptor positive endometrial cancer. Eur J Cancer 2010 ENA Proceedings;120(8/7):abstract 378.

5	Fernandez G, Schally AV, Koru-Sengul T, et al. Long-term response in a patient with urothelial cancer (UC) treated with AEZS-108. J Clin Oncol 31, 2013 (suppl; abstr e15596)
6
Fernandez G, Vaughn DJ, Schally AV, et al. Phase 1 trial of zoptarelin doxorubicin (Zop-Dox) in advanced unresectable or metastatic urothelial carcinoma (UC) patients who failed platinum-based chemotherapy. J Clin Oncol 32, 2014 (suppl; abstr e15517)

7
Fleming GF, Brunetto VL, Cella D, Look KY, Reid GC, Munkarah AR, Kline R, Burger RA, Goodman A, Burks RT. Phase III trial of doxorubicin plus cisplatin with or without paclitaxel plus filgrastim in advanced endometrial carcinoma: a Gynecologic Oncology Group Study. J Clin Oncol 2004;22(11):2159-66

8
Gordon AN, Fleagle JT, Guthrie D, Parkin DE, Gore ME, Lacave AJ. Recurrent epithelial ovarian carcinoma: a randomized phase III study of pegylated liposomal doxorubicin versus topotecan. J Clin Oncol 2001;19:3312-22

9
Liu SV, Schally AV, Dorff TB, Tsao-Wei D, Groshen S, Hawes D, Xiong S, Quinn D, Tai YC, Block N, Engel J, Pinski J. A Phase I Trial of AEZS-108 (AN-152) in castrationand taxane- resistant prostate cancer. (ASCO GU 2012). J Clin Oncol 30, 2012 (suppl; abstr e15153)

10	Pinski J, Schally AV, Tsao-Wei, et. Al. A phase I dose-escalation trial of AEZS-108 in taxane- and castration-resistant prostate cancer (CRPC). J Clin Oncol 31, 2013 (suppl; abstr 5062)
11	Temkin SM, Fleming G. Current treatment of metastatic endometrial cancer. Cancer Control 2009;16:38-45

2.     Additional Documentation

2.1	Regulatory Dossiers
Ref. No.	Title
01	[*] [Exclusion of confidential technical information]	#
02	[*] [Exclusion of confidential technical information]	#
03	[*] [Exclusion of confidential technical information]	#
04	[*] [Exclusion of confidential technical information]	#
05	[*] [Exclusion of confidential technical information]	#
06	[*] [Exclusion of confidential technical information]	#
07	[*] [Exclusion of confidential technical information]
08	[*] [Exclusion of confidential technical information]
09	[*] [Exclusion of confidential technical information]
10	[*] [Exclusion of confidential technical information]
11	[*] [Exclusion of confidential technical information]
12	[*] [Exclusion of confidential technical information]
13	[*] [Exclusion of confidential technical information]

2.2	Clinical Safety Data
Ref. No.	Title
01	[*] [Exclusion of confidential technical information]
02	[*] [Exclusion of confidential technical information]
03	[*] [Exclusion of confidential technical information]
04	[*] [Exclusion of confidential technical information]

2.3	Clinical Development
Ref. No.	Title
Ongoing Studies
Study AEZS-108-050 Endometrial Cancer (ZoptEC)
01	[*] [Exclusion of confidential technical information]
02	[*] [Exclusion of confidential technical information]
03	[*] [Exclusion of confidential technical information]
04	[*] [Exclusion of confidential technical information]
05	[*] [Exclusion of confidential technical information]
06	[*] [Exclusion of confidential technical information]
07	[*] [Exclusion of confidential technical information]
08	[*] [Exclusion of confidential technical information]
09	[*] [Exclusion of confidential technical information]
10	[*] [Exclusion of confidential technical information]
Study AEZS-108 4P-09-9 Prostate Cancer (Dr. Pinski)
01	[*] [Exclusion of confidential technical information]
02	[*] [Exclusion of confidential technical information]
03	[*] [Exclusion of confidential technical information]
04	[*] [Exclusion of confidential technical information]
05	[*] [Exclusion of confidential technical information]
06	Poster ASCO 2013
07	Poster ASCO 2012

08	Poster ESMO 2011

Closed Studies
Study AEZS-108-046 Bladder Cancer (Dr. Fernandez)
01	[*] [Exclusion of confidential technical information]
02	[*] [Exclusion of confidential technical information]
Study AEZS-108-049 Triple Negative Breast Cancer (Dr. Buchholz)
01	[*] [Exclusion of confidential technical information]
Study AEZS-108 Pancreas Cancer (Dr. Rocha-Lima)
01	[*] [Exclusion of confidential technical information]

2.4	Preclinical Development
Ongoing nonclinical studies
01	[*] [Exclusion of confidential technical information]
02	[*] [Exclusion of confidential technical information]
03	[*] [Exclusion of confidential technical information]
04	[*] [Exclusion of confidential technical information]
Planned nonclinical studies
01	[*] [Exclusion of confidential technical information]
02	[*] [Exclusion of confidential technical information]

2.5	Patent information
01	[*] [Exclusion of confidential technical information]
02	Patent ZL96198605.0 - patent text
03	[*] [Exclusion of confidential technical information]
04	Patent HK 1017363 - patent text
05	AEZS-108, Priority application
06	[*] [Exclusion of confidential technical information]
3rd Party Patents and Patent Applications
01	WO 2013/063275, Corning Inc., New York, USA

2.6	Literature File
01	File of the complete AEZS-108 literature according to SciFinder research - Status Oct 31, 2014

2.7	Additonal Manufacturing Technology
Drug Substance
01	[*] [Exclusion of confidential technical information]	#
02	[*] [Exclusion of confidential technical information]	#
03	[*] [Exclusion of confidential technical information]	#
04	[*] [Exclusion of confidential technical information]	#

Exhibit B Technical Assistance Plan

I, Assistance in providing necessary information and materials
AEZS shall provide the information and materials described in Exhibit A and Exhibit C to Sinopharm A-Think.

II, Transfer of the API manufacture technology
To ensure the smooth transfer of the bench-scale and pilot-scale experiments and manufacture technology of the licensed compound to Party A, AEZS shall provide the assistance below, including by face to face collaboration.

1.
AEZS shall provide all the summary reports on the licensed compound to Sinopharm A-Think, including the technical documentation package related to the licensed compound, and the articles and project risk reports published in academic journals or on the Internet.

2.
AEZS shall give necessary assistance to Sinopharm A-Think in the process of project application, especially providing technical guidance on manufacture process and quality standard identification, to facilitate Sinopharm A-Think to complete the application process and obtain the clinical trial approval.

3.
AEZS shall provide guidance to Sinopharm A-Think on how to achieve a smooth transition in the course of technology transfer and how to improve the manufacture technology and quality standards after the completion of the transfer.

4.
Since CFDA may call for a technology review meeting and request for further information in the course of reviewing the project application, AEZS shall provide necessary assistance, including replying to the technical questions, providing any further information requested by CFDA, and attending the expert discussion held by CFDA where necessary.

5.
AEZS shall help Sinopharm A-Think to successfully product at least 3 batches of licensed product samples on an industrial scale which comply with the quality standards determined by both Parties.  AEZS shall also assist Sinopharm A-Think in conducting the clinical trial of such project in China.

III, Transfer of formulation technology
AEZS shall provide the same assistance with respect to the transfer of formulation technology as set forth in Section II above.

Exhibit C Materials

Drug Substance:

Material	Lot	Quantity
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
[*] [Exclusion of confidential technical information]
*) for identification purposes only

Drug Product:
[*] [Exclusion of confidential technical information]
Note
AEZS will provide the appropriate quality standards, test reports, structural formula and purity at the time of transfer of the materials.